

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop: 3561

December 15, 2015

Via E-Mail
Mr. K.D. Diepholz
Chief Executive Officer
DynaResource Inc.
222 W Las Colinas Blvd.
Suite 744 East Tower
Irving, Texas 75039

> **Re: DynaResource Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2014**
> **Filed May 6, 2015**
> **Response letter dated November 23, 2015**
> **File No. 000-30371**

Dear Mr. Diepholz:

We have reviewed your November 23, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 21, 2015 letter.

Form 10-K for the Fiscal Year Ended December 31, 2014

Controls and Procedures, page 65

1. We note your response to prior comment 9 and it appears that your original conclusion on the effectiveness of the Company's disclosure controls and procedures ("DC&P") and internal control over financial reporting ("ICFR") as of December 31, 2014 was based on your conclusion that the prior period revisions, when taken as a whole, did not result in a material effect on the financial statements of the Company. Please further explain to us the basis for your conclusion that your DC&P and ICFR were effective as of December 31, 2014 and cite the applicable guidance that supports your assertion that your conclusion on the overall materiality of the financial statement revisions would impact

your effectiveness conclusions. Also tell us how you considered the number and significance of the prior period financial statement revisions, and the fact that they were identified by your newly retained auditor when arriving at your effectiveness conclusions. In this regard, please note that a material weakness as defined in Rule 1-02 (a) of Regulation S-X, is not limited to the existence of a material financial statement misstatement but rather considers whether there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

Changes in Internal controls over Financial Reporting, page 65

2.   We note your response to prior comment 11. To the extent you now believe that the existence of material weaknesses led to the errors identified in prior period financial statements, please tell us and revise your disclosure to discuss whether the Company has made any changes, or plans to make future changes, to address these significant deficiencies and/or material weaknesses.

You may contact Joanna Lam at (202) 551-3476 or John Archfield at (202) 551-3315 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Craig Arakawa for

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining